EXHIBIT 99.1

06 March 2007

Telkom announces resignation of Wallace Beelders,

Telkom today announced the resignation of Wallace (Wally) Beelders, Chief Sales and Marketing Officer (CSMO).

Wally joined Telkom in 1977 and was appointed as CSMO in December 2005. During his 30 years with the Company Wally gained extensive knowledge of, and wide-ranging experience in the Information and Communication Technology (ICT) industry.

According to Beelders he wants to put his expertise to good use, and explore new opportunities in an industry that continues to evolve. "The ICT industry has undergone rapid transformation. This trend will continue and the landscape will continue to change, bringing with it a myriad of fresh opportunities. I want to be part of this exciting and challenging process. I also want to continue to grow and develop, and I can achieve this by applying all that Telkom has taught me in a new space."

Beelders says a lot of thought went into his decision, especially as he has been intimately involved in Telkom's transformation drive. "The process of transformation that Telkom has undergone during the past decade has touched every aspect of our business. I have witnessed the Company grow and become more proficient in literally every thing it does. One does not partake in such a massive endeavour without developing a strong bond with the organisation and its people. Telkom has played a defining role in my life and I will always be grateful to the Company.

"My decision to leave was made easier by the fact that Telkom's skills base and management expertise has incredible depth. The position that I vacate, can easily be filled by a highly competent person.

"I know that Telkom is in good hands. The CEO came on board at a time when Telkom had no alternative but to, once again, reinvent itself. Such a process is never easy and requires someone with the foresight and guts to make bold decisions. Papi has shown that he can make such critical decisions; decisions that will stand Telkom in good stead as competition intensifies. With the support of his very capable management team, Telkom can face the future with confidence."

CEO Papi Molotsane today also announced that Godfrey Ntoele, currently the Managing Executive: Retail Business will act as CSMO with immediate effect. There will be a handing-over period that will last until the end of March.

Making the announcement, Molotsane said that even though he is sad to lose such a valuable member of the top management team, he respects Beelders' decision and wishes him everything of the best. "New opportunities are opening up in the ICT market and Wally wants to become involved in an industry that is pivotal to South Africa's development. Telkom's loss is the industry's gain, for Wally is a talented person with an incredible grasp of ICT," says Molotsane.

Molotsane says that since he took over in September 2005, Telkom has been implementing a strategic plan designed to entrench the Company as an ICT solutions service provider. "Wally played an indispensable role in this process, and his unwavering commitment to secure Telkom's future has assisted the Company in making solid progress. We are going to miss him."

Molotsane also wished Ntoele well in his acting position and said he is confident that Ntoele will continue where Beelders left off. "The CSMO fulfils a crucial role in guiding our strategic direction. I am confident that Godfrey has all the skills, experience and dedication to do just this."

Ends.